SEC FILE NUMBER
0-23538
CUSIP NUMBER 620071100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☒ Form 10-Q
☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: September 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Motorcar Parts of America, Inc.

Full Name of Registrant

Former Name if Applicable

2929 California Street

Address of Principal Executive Office (Street and Number)

Torrance, CA 90503

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Motorcar Parts of America, Inc. (the “Company”) has decided to account for its revenues and cost of sales on a net-of-core-value basis, which the Company has concluded reflects a better application of generally accepted accounting principles. This change was precipitated in part by comments that the Company received from the Securities and Exchange Commission’s Division of Corporation Finance in connection with the SEC’s review of financial information contained in prior periodic report filings. As a result of the Company’s review of its accounting policies, the Company has concluded that it will need to reissue its annual report for the year ended March 31, 2004 and its quarterly report for the three months ended June 30, 2004 to effect this change in accounting for revenues and cost of sales. The Company believes this reissuance will result in a material decrease in net revenues and cost of sales but will not have a material impact on its gross profit, operating profit, net income or cash flow from operations.

     Because the implementation of this change is not complete, the Company is not able to finalize its Quarterly Report on Form 10-Q for the period ended September 30, 2004 by the November 15, 2004 filing deadline. The Company expects to file this Form 10-Q no later than November 22, 2004.

     The information provided herein may contain forward looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to such management. The forward-looking statements are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements preceded by, followed by or that include the words “intends,” “believes,” and “expects,” or similar expressions or future conditional verbs such as “may” or “will.” Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Management cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of such factors include, but are not limited to, the Company’s ability to timely finalize its interim financial statements for the quarter ended September 30, 2004, as anticipated.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Yeagley	(310)	972-4005
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be

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reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Motorcar Parts of America, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2004	By	/s/ Charles Yeagley

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